UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

CREDIT ACCEPTANCE CORPORATION

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

225310 10 1

(CUSIP Number)

Thomas W. Smith

2200 Butts Road, Suite 320
Boca Raton, FL 33431
(561) 314-0800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 11, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 225310 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott General Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,222,789
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,222,789

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,222,789
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 225310 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott Associates L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,419,054
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,419,054

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,419,054
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 225310 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Thomas W. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF and OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 684,345
	8	SHARED VOTING POWER 175,137
	9	SOLE DISPOSITIVE POWER 684,345
	10	SHARED DISPOSITIVE POWER 175,137

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 859,482
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 225310 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Scott J. Vassalluzzo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF and OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 57,758
	8	SHARED VOTING POWER 89,037
	9	SOLE DISPOSITIVE POWER 57,758
	10	SHARED DISPOSITIVE POWER 218,034

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 275,792
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON IN

Explanatory Note:

The following constitutes Amendment No. 6 to the joint filing on Schedule 13D by Thomas W. Smith, Scott J. Vassalluzzo, Steven M. Fischer, Idoya Partners L.P. (“Idoya Partners”) and Prescott Associates L.P. (“Prescott Associates”) originally filed with the Securities and Exchange Commission (the “SEC”) on June 3, 2011, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 filed with the SEC by Thomas W. Smith, Scott J. Vassalluzzo, Idoya Partners, Prescott Associates and Prescott General Partners LLC (“PGP”) on January 5, 2012, June 4, 2012, June 12, 2012, July 10, 2012 and November 26, 2012, respectively (as amended, the “Schedule 13D”). This Amendment modifies the Schedule 13D to reflect, among other things, the removal of Idoya Partners as a Reporting Person. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This statement is filed jointly by: (i) PGP; (ii) Prescott Associates; (iii) Thomas W. Smith; and (iv) Scott J. Vassalluzzo (the persons and entities in (i) - (iv) are referred to collectively herein as the “Reporting Persons”). PGP is the general partner of Prescott Associates. Messrs. Smith and Vassalluzzo are the managing members of PGP. The filing of this statement shall not be deemed to be an admission that the Reporting Persons comprise a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The Reporting Persons each disclaim beneficial ownership of the shares reported in this statement in excess of those shares as to which they have or share voting or investment authority.

(b) The business address of each of the Reporting Persons is 2200 Butts Road, Suite 320, Boca Raton, Florida 33431.

(c) The principal business of PGP is to serve as general partner for the Partnerships. The principal business of Prescott Associates is to invest in securities. The principal occupation of each of Messrs. Smith and Vassalluzzo is private investment manager and member of PGP.

(d) – (e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) PGP is a Delaware limited liability company. Prescott Associates is a New York limited partnership. Each of Messrs. Smith and Vassalluzzo is a citizen of the United States.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As described more fully in Item 5 below, as general partner of the Partnerships, PGP may be deemed to beneficially own 2,222,789 shares of Common Stock held by the Partnerships. Messrs. Smith and Vassalluzzo may be deemed to beneficially own 189,085 and 220,792 shares of Common Stock, respectively, in their capacities as investment managers for several managed accounts, which consist of investment accounts for: (i) an employee profit-sharing plan of a corporation wholly owned by Mr. Smith and for which Messrs. Smith and Vassalluzzo are each a trustee (the “Plan”), (ii) a private charitable foundation established by Mr. Smith and for which Mr. Smith acts as trustee (the “Foundation”) and (iii) certain family members of Mr. Vassalluzzo and certain individual accounts managed by Mr. Smith. The Partnerships and the managed accounts are referred to collectively herein as the “Managed Accounts.” In addition, Messrs. Smith and Vassalluzzo own 670,397 and 55,000 shares of Common Stock, respectively, for their own accounts (collectively, the “Personal Shares”). The 2,543,629 shares of Common Stock owned by the Managed Accounts (the “Managed Account Shares”) were acquired by the Reporting Persons on behalf of the Managed Accounts for the purpose of achieving the investment goals of the Managed Accounts. Messrs. Smith and Vassalluzzo acquired the Personal Shares for investment purposes.

On April 11, 2013, the Issuer entered into an Underwriting Agreement (the “Underwriting Agreement”) with (i) Donald A. Foss, as Trustee under the April 14, 2010 Amendment and Complete Restatement to the Donald A. Foss Trust dated January 16, 1981, as amended on May 18, 2010 and May 3, 2012 (the “Donald Foss Trust”), (ii) Karol A. Foss, as Settlor and Trustee under the July 26, 2005 Amendment and Fifth Restatement of Declaration and Agreement of Trust for the Karol A. Foss Revocable Trust dated January 16, 1981, as amended on September 8, 2009 (the “Karol Foss Trust”), (iii) the Foundation, Mr. Smith, Idoya Partners, Prescott Associates, Prescott International Partners L.P. and the Plan (collectively, the “Prescott Selling Shareholders” and, together with the Donald Foss Trust and the Karol Foss Trust, the “Selling Shareholders”) and (iv) Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC, as representatives of the underwriters named therein (collectively, the “Underwriters”). Pursuant to the Underwriting Agreement, the Selling Shareholders agreed to sell to the Underwriters an aggregate of 1,500,000 shares of the Issuer’s Common Stock at a price equal to the public offering price of $105.00 per share less an underwriting discount of 4.5% per share (the “April 2013 Offering”). The April 2013 Offering closed on April 17, 2013, with the Prescott Selling Shareholders having sold an aggregate of 750,000 shares of Common Stock pursuant to a prospectus, dated April 8, 2013, and related prospectus supplement, dated April 11, 2013, filed with the SEC, relating to the Issuer’s effective shelf registration statement on Form S-3 (File No. 333-187778). Under the terms of the Underwriting Agreement, the Selling Shareholders also granted the Underwriters a 30-day option to purchase up to 225,000 additional shares of the Issuer’s Common Stock.

In connection with the April 2013 Offering, on April 11, 2013 each of the Selling Shareholders entered into a Lock-Up Agreement (each, a “Lock-Up Agreement”), pursuant to which each of the Selling Shareholders agreed that, subject to certain limited exceptions, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, such Selling Shareholder will not directly or indirectly, for a period of 90 days (unless such period is extended in accordance with the Lock-Up Agreements):

•	offer, pledge, sell or contract to sell any Common Stock,
•	sell any option or contract to purchase any Common Stock,

•	purchase any option or contract to sell any Common Stock,
•	grant any option, right or warrant for the sale of any Common Stock,
•	lend or otherwise dispose of or transfer any Common Stock,
•	request or demand that we file a registration statement related to the Common Stock, or
•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Common Stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

 This lock-up provision applies to Common Stock of the Issuer and to securities convertible into or exchangeable or exercisable for or repayable with Common Stock. It also applies to Common Stock owned now or acquired later or for which the person executing the agreement later acquires the power of disposition.

The above transaction is described further in the Issuer’s Current Report on Form 8-K filed with the SEC on April 12, 2013. The Underwriting Agreement and the form of the Lock-Up Agreement are filed as Exhibits 2 and 3, respectively, to this Amendment No. 6 to Schedule 13D. The summary descriptions of the Underwriting Agreement and the Lock-Up Agreement in this Schedule 13D do not purport to be complete and are qualified in their entirety by reference to each such agreement, each of which is incorporated into this Item 4 by reference.

Mr. Vassalluzzo currently serves as a director of the Issuer. Subject to the agreements described above, depending upon market conditions, the availability of funds, an evaluation of alternative investments, and such other factors as may be considered relevant, each of the Reporting Persons may purchase or sell shares of Common Stock if deemed appropriate and opportunities to do so are available, in each case, on such terms and at such times as such Reporting Person considers desirable. The Reporting Persons may talk or hold discussions with various parties, including, but not limited to, the Issuer’s management, its board of directors, and other shareholders and third parties, for the purpose of developing and implementing strategies to maximize shareholder value, including strategies that may, in the future, result in the occurrence of one or more of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Subject to the foregoing, none of the Reporting Persons has any present plan or proposal which relates to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D. In addition, each Reporting Person disclaims any obligation to report any plan or proposal known to such Reporting Person solely as a result of Mr. Vassalluzzo’s position as a director of the Issuer and his participation in such capacity in decisions involving an action or event described in clauses (a) through (j) in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a) Based on information included in the Prospectus Supplement filed by the Issuer on April 12, 2013, which disclosed that 23,587,496 shares of Common Stock were outstanding as of March 21, 2013, the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons is as follows: PGP – 2,222,789 shares (9.4%); Prescott Associates – 1,419,054 shares (6.0%); Mr. Smith – 859,482 shares (3.6%); and Mr. Vassalluzzo – 275,792 shares (1.2%).

(b) PGP, as the general partner of the Partnerships, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of 2,222,789 shares. Prescott Associates has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,419,054 shares. Messrs. Smith and Vassalluzzo have the sole power to vote or to direct the vote of and to dispose or to direct the disposition of 684,345 and 57,758 shares, respectively. In their capacities as investment managers for managed accounts, Messrs. Smith and Vassalluzzo may be deemed to share the power to vote or to direct the vote of 175,137 and 89,037 shares, respectively, and to share the power to dispose or to direct the disposition of 175,137 and 218,034 shares, respectively. Voting and investment authority over investment accounts established for the benefit of certain family members and friends of Messrs. Smith and Vassalluzzo is subject to each beneficiary’s right, if so provided, to terminate or otherwise direct the disposition of the investment account.

(c) During the sixty (60) days prior to the date of this filing, the Reporting Persons effected no transactions involving shares of Common Stock, except the transactions described in Item 4 and the following:

Date	Nature of Transaction	Reporting Person(s)	Number of Shares	Price Per Share
02/21/13	Disposition[1]	PGP	13,814	$110.9276
02/21/13	Disposition[2]	PGP and Prescott Associates	8,470	$110.9276
02/21/13	Disposition[3]	PGP	504	$110.9276
02/21/13	Disposition[4]	Messrs. Smith and Vassalluzzo	1,512	$110.9276
02/22/13	Disposition[1]	PGP	114	$106.52
02/22/13	Disposition[2]	PGP and Prescott Associates	70	$106.52
02/22/13	Disposition[3]	PGP	4	$106.52
02/22/13	Disposition[4]	Messrs. Smith and Vassalluzzo	12	$106.52
02/22/13	Disposition[1]	PGP	6,518	$106.7143
02/22/13	Disposition[2]	PGP and Prescott Associates	3,996	$106.7143

02/22/13	Disposition[3]	PGP	238	$106.7143
02/22/13	Disposition[4]	Messrs. Smith and Vassalluzzo	714	$106.7143
02/25/13	Disposition[1]	PGP	95,805	$107.00
02/25/13	Disposition[2]	PGP and Prescott Associates	58,742	$107.00
02/25/13	Disposition[3]	PGP	3,497	$107.00
02/25/13	Disposition[4]	Messrs. Smith and Vassalluzzo	10,489	$107.00

__________________

(1) Represents an open-market disposition directly by Idoya Partners and indirectly by PGP, as general partner of Idoya Partners.

(2) Represents an open-market disposition directly by Prescott Associates and indirectly by PGP, as general partner of Prescott Associates.

(3) Represents an open-market disposition directly by Prescott International Partners L.P. and indirectly by PGP, as general partner of Prescott International Partners L.P.

(4) Represents an open-market disposition directly by the Prescott Investors Profit Sharing Trust and indirectly by Messrs. Smith and Vassalluzzo, as trustees of the Prescott Investors Profit Sharing Trust.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The second paragraph of Item 6 of the Schedule 13D is hereby amended and restated as follows:

“With respect to any Managed Account established for the benefit of family members or friends of a Reporting Person, the voting and investment authority accorded the Reporting Person is subject to each beneficiary’s ability, if so provided, to terminate or otherwise direct the disposition of the Managed Account. Subject to the foregoing, and except as otherwise set forth in Item 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, or any finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.”

Item 7. Material to Be Filed as Exhibits

1. Agreement relating to the joint filing of statement on Schedule 13D dated April 22, 2013.

2. Underwriting Agreement, dated April 11, 2013, by and among the Issuer, the selling shareholders named therein, and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC, as representatives of the underwriters named therein (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 12, 2013).

3. Form of Lock-Up Agreement executed by each of the Selling Shareholders (incorporated by reference to Exhibit C to the Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 12, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 22, 2013.

PRESCOTT General partners LLC
/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Managing Member
PRESCOTT ASSOCIATES L.P.

By: Prescott General Partners LLC
Its: General Partner
/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Managing Member

/s/ Thomas W. Smith
Thomas W. Smith
/s/ Scott J. Vassalluzzo
Scott J. Vassalluzzo

Exhibit 1

Joint Filing Agreement

The undersigned agree that the foregoing statement on Schedule 13D, dated April 22, 2013, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Dated: April 22, 2013.

PRESCOTT General partners LLC
/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Managing Member
PRESCOTT ASSOCIATES L.P.

By: Prescott General Partners LLC
Its: General Partner
/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Managing Member

/s/ Thomas W. Smith
Thomas W. Smith
/s/ Scott J. Vassalluzzo
Scott J. Vassalluzzo